UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Williams Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

96950F104

(CUSIP Number)

James J. Bender
One Williams Center
Tulsa, Oklahoma 74172-0172
(918) 573-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 96950F104

	1.	Name of Reporting Person: The Williams Companies, Inc.		I.R.S. Identification Nos. of above persons (entities only):

	2.	Check the Appropriate Box if a Member of a Group (See Instructions):
		(a)	☐
		(b)	☒

	3.	SEC Use Only:

	4.	Source of Funds (See Instructions): OO (please see Item 3)

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

	6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
			7.	Sole Voting Power: 0

			8.	Shared Voting Power: 11,613,527 common units

			9.	Sole Dispositive Power: 0

			10.	Shared Dispositive Power: 11,613,527 common units

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,613,527 common units

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.0%

	14.	Type of Reporting Person (See Instructions): HC;CO

CUSIP No. 96950F104

1.	Name of Reporting Person: Williams Energy Services, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 8,787,149 common units

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 8,787,149 common units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,787,149 common units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.7%

14.	Type of Reporting Person (See Instructions): OO - limited liability company

CUSIP No. 96950F104

1.	Name of Reporting Person: Williams Energy, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,952,233 common units

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,952,233 common units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,952,233 common units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.6%

14.	Type of Reporting Person (See Instructions): OO - limited liability company

CUSIP No. 96950F104

1.	Name of Reporting Person: MAPCO Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,952,233 common units

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,952,233 common units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,952,233 common units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.6%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 96950F104

1.	Name of Reporting Person: Williams Partners Holdings LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,826,378 common units

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,826,378 common units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,826,378 common units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.4%

14.	Type of Reporting Person (See Instructions): OO - limited liability company

CUSIP No. 96950F104

1.	Name of Reporting Person: Williams Partners GP LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 3,363,527

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 3,363,527

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:* 3,363,527

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.4%

14.	Type of Reporting Person (See Instructions): HC; OO - limited liability company

* In addition to 3,363,527 common units, Williams Partners GP LLC, the sole general partner of Williams Partners L.P., owns a 2% general partner interest in and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Williams Partners L.P.

Introduction
     This Amendment No. 6 further amends Items 2, 3, 4 and 5 and Schedule 1 of the Schedule 13D originally filed by The Williams Companies, Inc. (“TWC”), Williams Energy Services, LLC (“WES”), Williams Energy, L.L.C. (“WE”), MAPCO Inc. (“MAPCO”), Williams Partners Holdings LLC (“Holdings”) and Williams Partners GP LLC (“GP LLC”) with the SEC on September 2, 2005 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on April 13, 2006 (“Amendment No. 1”), Amendment No. 2 filed on June 26, 2006 (“Amendment No. 2”), Amendment No. 3 filed on December 19, 2006 (“Amendment No. 3”), Amendment No. 4 filed on December 20, 2007 (“Amendment No. 4”) and Amendment No. 5 Filed on January 18, 2008 (“Amendment No. 5”). This statement relates to common units representing limited partner interests (“Common Units”) of Williams Partners L.P., a Delaware limited partnership (the “Issuer”). Unless specifically amended hereby the disclosure set forth in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 shall remain unchanged. This Amendment No. 6 is filed by TWC, WES, WE, MAPCO, Holdings and GP LLC (collectively, the “Reporting Persons”).
Item 2. Identity and Background
     The information previously provided in response to this Item 2 is hereby amended by adding the following:
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of GP LLC, TWC, WE, MAPCO, Williams Midstream Natural Gas Liquids, Inc. (“Williams Midstream”), Williams Natural Gas Liquids, Inc. (“Williams NGLs”), ESPAGAS USA Inc. (“ESPAGAS”), Holdings or WES has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     In addition to MAPCO, Holdings has three members, which are Williams Midstream, Williams NGLs, and ESPAGAS (collectively, the “Additional Holdings Members”), each of which is a Delaware corporation whose principal business is to hold interests in Holdings and, in some cases, other entities. The business address of each of the Additional Holdings Members is One Williams Center, Tulsa, Oklahoma 74172-0172. To the Reporting Persons’ knowledge, none of the Additional Holdings Members has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The information previously provided in response to this Item 3 is hereby amended by adding the following:
     All of the Issuer’s 7,000,000 subordinated units representing limited partner interests in the Partnership (“Subordinated Units”) converted into Common Units on a one-for-one basis on February 19, 2008 upon the satisfaction of certain financial tests for the early termination of the subordination period set forth in the Issuer’s Amended and Restated Agreement of Limited Partnership, as amended by Amendments No. 1, 2 and 3 thereto (the “Partnership Agreement”).
     References to, and descriptions of, the Partnership Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.3 to the Issuer’s annual report on Form 10-K (File No. 001-32599) filed with the Commission on February 28, 2007.

Item 4. Purpose of Transaction
     The information previously provided in response to this Item 4 is hereby amended by replacing the text thereof in its entirety with the following:
     The Common Units reported in Item 3 above were acquired for investment purposes.
     Pursuant to the Amended and Restated Limited Liability Company Agreement of GP LLC (the “GP LLC Agreement”), WES has the right to appoint the board of directors of GP LLC. Through the right to appoint the board of directors of GP LLC pursuant to the GP LLC Agreement, WES and, through its 100% direct ownership of WES, TWC have the ability to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer, and thus, the Reporting Persons’ investment.
     The Subordinated Units beneficially owned by WES converted into Common Units on a one-for-one basis on February 19, 2008 upon the satisfaction of certain financial tests set forth in the Issuer’s Partnership Agreement WES and the other former owners of the Subordinated Units may distribute the Common Units issued upon conversion of the Subordinated Units to their respective members.
     Pursuant to the terms of the Partnership Agreement, among other conditions, GP LLC may not be removed from its position as general partner of the Issuer unless 66 2/3% of the outstanding units, voting together as a single class, including units held by GP LLC and its affiliates, vote to approve such removal and the Issuer receives an opinion of counsel regarding limited liability and tax matters. Any removal of GP LLC is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by GP LLC and its affiliates would give them the practical inability to prevent GP LLC’s removal.
     The Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove GP LLC as the Issuer’s general partner or otherwise change the Issuer’s management. If any person or group other than GP LLC and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from GP LLC or its affiliates and any transferees of that person or group approved by GP LLC or to any person or group who acquires the units with the prior approval of the board of directors of GP LLC.
     Under the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act and applicable state securities laws any Common Units, Subordinated Units or other partnership securities proposed to be sold by GP LLC or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of GP LLC as the Issuer’s general partner.
     On April 6, 2006, the Issuer entered into a Purchase and Sale Agreement (the “Initial Purchase Agreement”) with WES, Williams Field Services Group, LLC (“WFSG”), Williams Field Services Company, LLC (“WFSC”), GP LLC and Williams Partners Operating LLC, the operating subsidiary of the Issuer (“Williams OLLC”). Pursuant to the Initial Purchase Agreement, WES, WFSG, WFSC and GP LLC agreed to contribute to the Issuer a 25.1% membership interest (the “Initial Four Corners Interest”) in Williams Four Corners LLC (“Four Corners”) for aggregate consideration of $360.0 million. The following description of the Initial Purchase Agreement is qualified in its entirety by reference to the Initial Purchase Agreement filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on April 7, 2006 which is incorporated in its entirety in this Item 4.
     In accordance with the Initial Purchase Agreement, on June 20, 2006, the Issuer, Williams OLLC, WES, WFSG, WFSC and GP LLC entered into a Contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”) pursuant to which WES, WFSG, WFSC and GP LLC contributed the Initial Four Corners Interest to the Issuer in exchange for aggregate consideration of approximately $360.0 million. On June 20, 2006 and prior to the closing of the transactions contemplated by the Contribution Agreement, WFSC contributed to Four Corners its natural gas gathering, processing and treating assets in the San Juan Basin in New Mexico and Colorado. The foregoing description of the Contribution Agreement is qualified in its entirety by reference to the Contribution Agreement filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on June 20, 2006 which is incorporated in its entirety in this Item 4.
     On June 20, 2006, the Issuer also closed a public offering of 7,590,000 Common Units at a public offering price of $31.25 per Common Unit and a private placement of $150 million aggregate principal amount of 7 1/2% Senior Notes due 2011. A portion of the net proceeds of these offerings were used to pay the purchase price for the Initial Four Corners Interest. The offerings and the acquisition of the Initial Four Corners Interest materially increased the capitalization of the Issuer.
     On November 16, 2006, the Issuer entered into a Purchase and Sale Agreement (the “Subsequent Purchase Agreement”) with WES, WFSG, WFSC, GP LLC and Williams OLLC. Pursuant to the Subsequent Purchase Agreement, WES, WFSG, WFSC and GP LLC agreed to contribute to the Issuer the remaining 74.9% membership interest in Four Corners that the Issuer did not already own (the “Remaining Four Corners Interest”) for aggregate consideration of $1.223 billion, subject to possible adjustment in favor of the Issuer. The foregoing description of the Subsequent Purchase Agreement is qualified in its entirety by reference to the Subsequent Purchase Agreement filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on November 21, 2006 which is incorporated in its entirety in this Item 4.
      In accordance with the Subsequent Purchase Agreement, on December 13, 2006, Issuer, Williams OLLC, WES, WFSC, WFSG and GP LLC entered into a Contribution, Conveyance and Assumption Agreement pursuant to which WES, WFSG, WFSC and GP LLC contributed the Remaining Four Corners Interest in exchange for aggregate consideration of $1.223 billion.
      On December 13, 2006, the Issuer also closed (i) a public offering of 8,050,000 Common Units at a public offering price of $38.00 per Common Unit, (ii) a private placement of $600 million aggregate principal amount of 7 1/4% Senior Notes due 2017 and (iii) a private placement of 2,905,030 Common Units and 6,805,492 Class B units representing limited partner interest in the Issuer (“Class B Units”) at a negotiated purchase price of $36.59 per Common Unit and $35.81 per Class B Unit. The net proceeds from these offerings were used to pay the purchase price for the Remaining Four Corners Interest. These offerings and the acquisition materially increased the capitalization of the Issuer. The Class B units converted into Common Units on a one-for-one basis on May 21, 2007 upon the approval of the Issuer’s common unitholders.
     On November 30, 2007, the Issuer entered into a Purchase and Sale Agreement (the “Wamsutter Purchase Agreement”) with WES, WFSG, WFSC, GP LLC and Williams OLLC. Pursuant to the Wamsutter Purchase Agreement, WES, WFSG, WFSC and GP LLC agreed to contribute to the Issuer 100% of the Class A limited liability company membership interests and 50% of the initial Class C units representing limited liability company membership interests (the “Wamsutter Interest”) in Wamsutter for aggregate consideration of $750.0 million. The following description of the Wamsutter Purchase Agreement is qualified in its entirety by reference to the Wamsutter Purchase Agreement filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on December 3, 2007 which is incorporated in its entirety in this Item 4.
     In accordance with the Wamsutter Purchase Agreement, on December 11, 2007, WFSC and Wamsutter entered into an Assignment Agreement (the “Assignment Agreement”) pursuant to which WFSC transferred an approximate 1,700-mile natural gas gathering system, including a natural gas processing plant, located in the Washakie Basin in Wyoming to Wamsutter. The foregoing description of the Assignment Agreement is qualified in its entirety by reference to the Assignment Agreement filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on December 17, 2007 which is incorporated in its entirety in this Item 4.
     In accordance with the Wamsutter Purchase Agreement, on December 11, 2007, the Issuer, Williams OLLC, WES, WFSG, WFSC and GP LLC entered into a Contribution, Conveyance and Assumption Agreement (the “Wamsutter Contribution Agreement”) pursuant to which WES, WFSG, WFSC and GP LLC contributed the Wamsutter Interest to the Issuer in exchange for aggregate consideration of $750.0 million. The foregoing description of the Wamsutter Contribution Agreement is qualified in its entirety by reference to the Wamsutter Contribution Agreement filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on December 17, 2007 which is incorporated in its entirety in this Item 4.
     On December 11, 2007, the Issuer also closed a public offering of 9,250,000 common units at a public offering price of $37.75 per Common Unit. The Issuer used the net proceeds from this offering to pay $333.3 million of the $750 million aggregate consideration to acquire the Wamsutter Interest and to pay approximately $1.9 million of estimated expenses associated with the offering and the acquisition of the Wamsutter Interest. The Issuer financed the remainder of the aggregate consideration through (i) $250 million of term loan borrowings less associated transactions costs under the Issuer’s $450 million revolving credit facility, (ii) the issuance of 4,163,527 unregistered Common Units to GP LLC and (iii) the increase in GP LLC’s capital account in the amount of approximately $10.3 million to allow it to maintain its 2% general partner interest in GP LLC.
     The public offering and the issuance of unregistered common units to GP LLC materially increased the capitalization of the Issuer.
     The information provided in Item 3 above is hereby incorporated by reference herein.
     The Issuer may from time to time increase the amount of its quarterly distribution to unitholders at the discretion of the board of directors of GP LLC. The information provided under the caption “Issuer’s Partnership Agreement-Cash Distributions” under Item 6 below is hereby incorporated by reference herein.
     As of the date of this Schedule 13D, none of the Reporting Persons, and to the Reporting Persons’ knowledge, none of the Listed Persons has any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that (i) the Reporting Persons or their affiliates or the Listed Persons may, from time to time or at any time, subject to market and general economic conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers, (ii) members of the board of directors of GP LLC may choose not to stand for re-election at the end of their respective terms and (iii) the Issuer may issue Common Units or other securities representing interests in the Issuer to participants, including executive officers and directors of GP LLC, pursuant to GP LLC’s Long Term Incentive Plan:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.
     Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Listed Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Listed Persons may entertain discussions with, and proposals to, the Issuer, to other unitholders of the Issuer or to third parties.

     References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement, as amended, filed as Exhibit 3.3 to the Issuer’s annual report on Form 10-K (File No. 001-32599) filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2007 which is incorporated in its entirety in this Item 4. References to, and descriptions of, the GP LLC Agreement as set forth in this Item 4 are qualified in their entirety by reference to the GP LLC Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on August 26, 2005 which is incorporated in its entirety in this Item 4. References to, and descriptions of, the Initial Purchase Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Initial Purchase Agreement filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on April 7, 2006 which is incorporated in its entirety in this Item 4. References to, and descriptions of, the Interest Contribution Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Interest Contribution Agreement filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on June 20, 2006 which is incorporated in its entirety in this Item 4. References to, and descriptions of, the Subsequent Purchase Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Subsequent Purchase Agreement filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on November 21, 2006 which is incorporated in its entirety in this Item 4. References to, and descriptions of, the Wamsutter Purchase Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Wamsutter Purchase Agreement filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on December 17, 2007, which is incorporated in its entirety in this Item 4. References to, and descriptions of, the Assignment Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Assignment Agreement filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on December 17, 2007, which is incorporated in its entirety in this Item 4. References to, and descriptions of, the Wamsutter Contribution Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Wamsutter Contribution Agreement filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-32599) filed with the Commission on December 17, 2007, which is incorporated in its entirety in this Item 4.
Item 5. Interest in Securities of the Issuer
     The information previously provided in response to this Item 5 is hereby amended by replacing the text thereof in its entirety with the following:
          (a) (1) WES is the record owner of 1,045,923 Common Units and, as the sole stockholder of MAPCO, the sole member of Williams Discovery Pipeline LLC (“Williams Pipeline”) and the sole member of GP LLC, may, pursuant to Rule 13d-3, (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), be deemed to beneficially own the 2,952,233 common units held of record by WE, the 1,425,466 common units held of record by Williams Pipeline and the 3,363,527 common units held of record by GP LLC, for a total of 8,787,149 Common Units, which based on calculations made in accordance with Rule 13d-3 and there being 52,774,728 common units outstanding as of February 19, 2008, represents 16.7% of the outstanding Common Units. WES, as the sole member of GP LLC, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by GP LLC.
          (2) TWC, as the direct or indirect 100% owner of each of WES, WE, Williams Pipeline and Holdings may, pursuant to Rule 13d-3, be deemed to beneficially own the aggregate 11,613,527 Common Units held of record by WES, GP LLC, WE, Williams Pipeline and Holdings, which based on calculations made in accordance with Rule 13d-3 and there being 52,774,728 Common Units outstanding as of February 19, 2008, represents 22.0% of the outstanding Common Units. TWC, as the sole member of WES, as the sole member of GP LLC, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by GP LLC.
          (3) GP LLC is the record owner of 3,363,527 Common Units, which based on the calculations made in accordance with Rule 13d-3 and there being 52,774,728 common units outstanding as of February 19, 2008, represents 6.4% of the outstanding common units. GP LLC, as the sole general partner of the Issuer, also owns a 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.
          (4) WE is the record owner of 2,952,233 Common Units, which based on the calculation made in accordance with Rule 13d-3 and there being 52,774,728 common units outstanding as of February 19, 2008, represents 5.6% of the outstanding Common Units.
          (5) MAPCO, as the sole member of WE, may, pursuant to Rule 13d-3, be deemed to beneficially own the 2,952,233 Common Units, held of record by WE, which based on the calculations made in accordance with Rule 13d-3 and there being 52,774,728 common units outstanding as of February 19, 2008, represents 5.6% of the outstanding Common Units.
          (6) Holdings is the record owner of 2,826,378 Common Units, which based on the calculation made in accordance with Rule 13d-3 and there being 52,774,728 common units outstanding as of February 19, 2008, represents 5.4% of the outstanding Common Units.
           (7) See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
     (c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.
     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. The members of Holdings — MAPCO, Williams Midstream, Williams NGLs and ESPAGAS — may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by Holdings. Except for the foregoing and the cash distribution described in Item 6 below under the Caption “Issuer’s Partnership Agreement — Cash Distributions”, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
     (e) Not applicable.

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 28, 2008

The Williams Companies, Inc.

By:	/s/ Rodney J. Sailor

Name: Rodney J. Sailor
Title: Treasurer

Williams Energy Services, LLC

By:	/s/ Rodney J. Sailor

Name: Rodney J. Sailor
Title: Treasurer

Williams Energy, L.L.C.

By:	/s/ Rodney J. Sailor

Name: Rodney J. Sailor
Title: Assistant Treasurer

MAPCO Inc.

By:	/s/ Rodney J. Sailor

Name: Rodney J. Sailor
Title: Assistant Secretary

Williams Partners Holdings LLC

By:	/s/ Rodney J. Sailor

Name: Rodney J. Sailor
Title: Treasurer

Williams Partners GP LLC

By:	/s/ Rodney J. Sailor

Name: Rodney J. Sailor
Title: Treasurer

Schedule 1
Executive Officers of The Williams Companies, Inc.

Alan S. Armstrong
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Midstream
Citizenship: USA
Amount Beneficially Owned: 15,000 (less than 1%)* # & !
James J. Bender
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and general counsel
Citizenship: USA
Amount Beneficially Owned: 2,000 (less than 1%)* # &

Donald R. Chappel
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and chief financial officer
Citizenship: USA
Amount Beneficially Owned: 10,000 (less than 1%)* # &

Ralph A. Hill
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Exploration and Production
Citizenship: USA
Amount Beneficially Owned: 500 (less than 1%)* # &

Michael P. Johnson, Sr.
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president and chief administrative officer
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)* # &

Steven J. Malcolm
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172

Principal Occupation: Chairman of the board, chief executive officer and president
Citizenship: USA
Amount Beneficially Owned: 25,100 (less than 1%)* $ @

Phillip D. Wright
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Senior vice president, Gas Pipeline
Citizenship: USA
Amount Beneficially Owned: 2,000 (less than 1%)* # &

Board of Directors of The Williams Companies, Inc.

Irl Engelhardt
c/o Peabody Energy
701 Market Street, 9th Floor
St. Louis, Missouri 63101
Principal Occupation: Chairman and chief executive officer of Peabody Energy, a private-sector coal company
Citizenship: USA
Amount Beneficially Owned: 0

Kathleen B. Cooper
c/o Southern Methodist University
213 Carr Collins Hall
330 University Boulevard
Dallas, TX 75275-0117
Principal Occupation: Senior Fellow
Citizenship: USA
Amount Beneficially Owned: 0

William R. Granberry
Compass Operating, LLC (“Compass”)
400 W. Illinois, Suite 1000
Midland, Texas 79701
Principal Occupation: Member of Compass, a company that explores for, develops and produces oil and gas in the Permian Basin of West Texas and southeast New Mexico
Citizenship: USA
Amount Beneficially Owned: 0

William E. Green
425 Sherman Avenue, Suite 100
Palo Alto, California 94306
Principal Occupation: Founder of William Green & Associates, a Palo Alto, California law firm, and vice president, general counsel and secretary of AIM Broadcasting, LLC, a broadcast media firm, whose address is 480 Lytton Avenue, Suite 7, Palo Alto, California 94301
Citizenship: USA

Amount Beneficially Owned: 1,000 (less than 1%)* # &

Juanita H. Hinshaw
7701 Forsyth Blvd., Suite 1000
Clayton, Missouri 63105
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 1,000 (less than 1%)* # &

W.R. Howell
42113 N. 105th Street
Scottsdale, Arizona 85262
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)* # &

Charles M. Lillis
9785 Maroon Circle, Suite 110
Englewood, Colorado 80112

Principal Occupation: Co-founder and principal of LoneTree Partners, a private equity investing group
Citizenship: USA
Amount Beneficially Owned: 0

George A. Lorch
1125 Dormie Drive
Naples, Florida 34108
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)+ #

William G. Lowrie
44 Goat Island Place
Sheldon, South Carolina 29941
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 1,350 (less than 1%)* # &

Frank T. MacInnis
c/o EMCOR Group, Inc.
301 Merritt Seven, 6th Floor
Norwalk, Connecticut 06851
Principal Occupation: Chairman of the board and chief executive officer of EMCOR Group, Inc., an electrical and mechanical construction and facilities management group
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)* # &

Steven J. Malcolm
(see above)

Janice D. Stoney
1314 Douglas-On-The-Mall
Omaha, Nebraska 68102
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 5,000 (less than 1%)+ #

Executive Officers of MAPCO Inc.

Alan S. Armstrong
(see above)

Board of Directors of MAPCO Inc.

Alan S. Armstrong
(see above)

R.T. Cronk
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Vice president, technical services of Williams Midstream Gas and Liquids, a segment of The Williams Companies, Inc.
Citizenship: USA
Amount Beneficially Owned: 0

Steven J. Malcolm
(see above)

Executive Officers of Williams Energy, L.L.C.

Alan S. Armstrong
(see above)

Members of the Management Committee of Williams Energy, L.L.C.

Alan S. Armstrong
(see above)

R.T. Cronk
(see above)

Steven J. Malcolm
(see above)

Executive Officers of Williams Partners Holdings LLC

Alan S. Armstrong
(see above)

Executive Officers of Williams Midstream Natural Gas Liquids, Inc.
Alan S. Armstrong
(see above)
Board of Directors of Williams Midstream Natural Gas Liquids, Inc.
Alan S. Armstrong
(see above)
R. T. Cronk
(see above)
Steven J. Malcolm
(see above)
Executive Officers of Williams Natural Gas Liquids, Inc.
Alan S. Armstrong
(see above)
Board of Directors of Williams Natural Gas Liquids, Inc.
Alan S. Armstrong
(see above)
R. T. Cronk
(see above)
Steven J. Malcolm
(see above)
Executive Officers of ESPAGAS USA Inc.
Donald R. Chappel
(see above)
Board of Directors of ESPAGAS USA Inc.
Donald R. Chappel
(see above)
Paul V. Hunter
c/o The Williams Companies, Inc.
One Williams Center
Tulsa, OK 74172-0172
Principal Occupation: Director EHS&S Midstream EHS&Support Services Midstream Gas and Liquids
Citizenship: USA
Amount Beneficially Owned: 0
Rodney J. Sailor
(see above)

Executive Officers of Williams Energy Services, LLC

Steven J. Malcolm
(see above)

Alan S. Armstrong
(see above)

Michael P. Johnson
(see above)

Members of the Management Committee of Williams Energy Services, LLC

Steven J. Malcolm
(see above)

Michael P. Johnson
(see above)

Donald R. Chappel
(see above)

Executive Officers of Williams Partners GP LLC

Steven J. Malcolm
(see above)

Donald R. Chappel
(see above)

Alan S. Armstrong
(see above)

James J. Bender
(see above)

Board of Directors of Williams Partners GP LLC

Steven J. Malcolm
(see above)

Donald R. Chappel
(see above)

Alan S. Armstrong
(see above)

Rodney J. Sailor
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Director and Treasurer
Citizenship: USA
Amount Beneficially Owned: 0

Billy Z. Parker
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 8,616 (less than 1%)* # &

Alice M. Peterson
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: President of Syrus Global, a provider of ethics, compliance and reputation management solutions
Citizenship: USA
Amount Beneficially Owned: 3,616 (less than 1%) * &

H. Michael Krimbill
c/o Williams Partners GP LLC
One Williams Center
Tulsa, Oklahoma 74172-0172
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 26,243 (less than 1%) * &

*   Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Units
+   Listed Person holds such Common Units in joint tenancy with his wife and, therefore, the Listed Person has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Common Units, and the Listed Person’s wife also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units
#   Listed Person acquired a portion of Common Units pursuant to Issuer’s directed unit program
$   Listed Person acquired 25,000 Common Units pursuant to Issuer’s directed unit program and 100 Common Units in the open market
&   Listed Person has right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units
@   Listed Person is the trustee of The Steven J. Malcolm Revocable Trust dated 01/19/2000, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units
!   Listed Person is the trustee of The Shelly Stone Armstrong Trust dated August 10, 2004, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 5,000 Common Units held by the Trust.